EXHIBIT 12

VANGUARD HEALTH SYSTEMS, INC.
Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)

	For the Year Ended June 30,				Nine Months Ended March 31, 2002	Pro Forma Year Ended June 30, 2001	Pro Forma Nine Months Ended March 31, 2002
	1998	**1999**	**2000**	**2001**			
Income (loss) from continuing operations before income taxes	$ (2,713)	$ (6,421)	$ (181)	$ 10,671	$ 12,096	$ (5,141)	$ 10,810
Equity method (income) loss	68	(240)	74	(165)	(397)	(165)	(397)
Portion of rents representative of interest	105	560	1,709	3,058	2,614	3,622	2,614
Interest, including amortization of debt issuance expense	330	4,395	9,235	17,491	22,895	31,111	24,181
Earnings	$ (2,210)	$ (1,706)	$ 10,837	$ 31,055	$ 37,208	$ 29,427	$ 37,208
Portion of rents representative of interest	105	560	1,709	3,058	2,614	3,622	2,614
Interest including amortization of debt issuance expense	330	4,395	9,235	17,491	22,895	31,111	24,181
Fixed Charges	$ 435	$ 4,955	$ 10,944	$ 20,549	$ 25,509	$ 34,733	$ 26,795
Ratio of earnings to fixed charges	—	—	—	1.51	1.46	—	1.39
Amount by which earnings are inadequate to cover fixed charges	$ 2,645	$ 6,661	$ 107	$ —	$ —	$ 5,306	$ —